SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D AMENDMENT

Under the Securities Exchange Act of 1934

(Amendment No.1)

MFRI INCORPORATED

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

552721102

(CUSIP Number)

STRATEGIC VALUE PARTNERS

CARL W. DINGER III

PO BOX 897

BERTHOUD, CO 80513

(973)-819-9923

(Name, address and telephone number of persons authorized to receive notices and communications)

JANUARY 6, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box:

  /                /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 552721102

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Carl W. Dinger III*	XXX-XX-XXXX
Carousel World L.P.	XX-XXXXXXX
Ashley E. Dinger	XXX-XX-XXXX
Caleigh N. Dinger	XXX-XX-XXXX
Shelby C. Dinger	XXX-XX-XXXX
Kenneth E. Stroup, Jr.	XXX-XX-XXXX

               (*individually and as general partner for Carousel World LP)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)         /      X     /

(b)        /             /

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                          /                      /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Carl W. Dinger III - USA

Ashley E. Dinger - USA

Caleigh N. Dinger - USA

Shelby C. Dinger – USA

Kenneth E. Stroup, Jr. - USA

Carousel World LP - A Colorado Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7. SOLE VOTING POWER

8. SHARED VOTING POWER

440,827

9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

440,827

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Carl W. Dinger III -	156,400 shares common
Carousel World LP -	80,000 shares common
Ashley E. Dinger -	65,800 shares common
Caleigh N. Dinger -	39,700 shares common
Shelby C. Dinger -	37,400 shares common
Kenneth E. Stroup, Jr. -	61,527 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                /            /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.82%

14. TYPE OF REPORTING PERSON

                IN, CO (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the

Undersigned:

ITEM 1.         SECURITY AND ISSUER

This statement relates to the Common Stock, $0.01 par value per share ("the shares"), of MFRI Inc., (the "Issuer"). The principal offices of the issuer are at 6410 W. Howard Street, Niles, IL 60714.

ITEM 2.         IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, Carl W. Dinger III’s children, (Ashley, Caleigh and Shelby), Kenneth E. Stroup Jr., and by Carousel World L.P., a limited partnership in Colorado.

b.) The principal address of each person or entity in the group is as follows:

Carl W. Dinger III, (and children)

PO Box 897

Berthoud, CO 80513

Carousel World L.P.

P.O. Box 897

Berthoud, CO 80513

Kenneth E. Stroup, Jr.

48 Alexandria Rd.

Morristown, NJ 07960

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Carl W. Dinger III – General Partner of Carousel World LP, (address same as in (b.)

Ashley E. Dinger – Self-Employed

Caleigh N. Dinger – Student

Shelby C. Dinger – Student

Kenneth E. Stroup, Jr. – Private Investor

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III, his children, and Kenneth E. Stroup, Jr. are all US citizens and Carousel World LP is a Colorado limited partnership.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and in some cases, borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4.       PURPOSE OF THE TRANSACTION

The group has increased their stake in the issuer to 5.82%. Carl W. Dinger III and Kenneth Stroup recently met with MFRI’s Board of Directors to discuss a possible sale of the Company and other steps to enhance shareholder value. While the Group agrees with the decisions made to sell underperforming divisions over the recent past, nothing has been done to date to enhance shareholder value except for a largely unexecuted $2 million buyback that was authorized in February 2015. Consequently, the Group sent the letter attached as Exhibit 1, asking for an $8 million dollar stock repurchase program and to name Carl W. Dinger III to the Board so that he may assist the Board toward maximizing shareholder value for the shareholders at large.

ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10Q for the quarter ending

10/31/16, the issuer had 7,568,946 common shares outstanding. The reporting persons forming the group own an aggregate of 440,827 common shares representing 5.82% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:

Carl W. Dinger III	156,400
Carousel World L.P.	80,000
Ashley E. Dinger	65,800
Caleigh N. Dinger	39,700
Shelby C. Dinger	37,400
Kenneth E. Stroup, Jr.	61,527
Total:	440,827

c.) Transactions over the past sixty days are as follows, (all purchases):

11/08/16	2975	$7.93
11/09/16	500	$8.12
11/10/16	1700	$8.21
11/11/16	400	$8.40
11/23/16	200	$8.47
11/28/16	300	$8.49
12/13/16	2500	$7.69
12/27/16	200	$8.17

d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.

ITEM 6.    CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts,

arrangments or understandings among the Reporting Persons, (other than the formation of this group on October 17, 2016 seeking the actions described herein), or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

Please see Exhibit 1, Letter to the Board of MFRI.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

JANUARY 6, 2017

DATE

(Carl W. Dinger III, individually, and as general partner of Carousel World LP).

   <Carl W. Dinger III>

SIGNATURE

(Ashley E. Dinger, individually)

   <Ashley E. Dinger>

SIGNATURE

(Caleigh N. Dinger, individually)

    <Caleigh N. Dinger>

(Shelby C. Dinger, individually)

<Shelby C. Dinger>

(Kenneth E. Stroup Jr., individually)

<Kenneth E. Stroup, Jr.>